Exhibit 21.1

List of Significant Subsidiaries of Sungy Mobile Limited

Name	Jurisdiction of incorporation	Relationship with the registrant

Jiubang Computer Technology (Guangzhou) Co., Ltd.	PRC	Wholly-owned subsidiary

XMedia Technologies Ltd	Cayman Islands	Wholly-owned subsidiary

XMedia Technologies Limited	Hong Kong	Wholly-owned subsidiary

Beijing XMedia Science and Technology Co., Ltd.	PRC	Wholly-owned subsidiary

Guangzhou Jiubang Digital Technology Co., Ltd.	PRC	Variable interest entity

Guangzhou Sanju Advertising Media Co., Ltd.	PRC	Variable interest entity

Guangzhou Hengye Software Technology Co., Ltd.	PRC	Variable interest entity

Guangzhou Zhiteng Computer Technology Co., Ltd.	PRC	Variable interest entity

Beijing Yunlei Cultural Communication Co., Ltd.	PRC	Variable interest entity

GO Portal, Inc.	the United States of America	Variable interest entity